SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Cantor Equity Partners, Inc.

(Name of Issuer)

Class A Ordinary Shares, $0.0001 par value

(Title of Class of Securities)

G4491L104

(CUSIP Number)

Howard W. Lutnick
110 East 59th Street

New York, New York 10022

(212) 938-5000

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

August 14, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G4491L104

1	Names of Reporting Person. Cantor EP Holdings, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization

Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power
	8	Shared Voting Power (see Item 5 below) 2,800,000 (1)
	9	Sole Dispositive Power
	10	Shared Dispositive Power (see Item 5 below) 2,800,000 (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,800,000 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 21.9%
14	Type of Reporting Person OO

(1)	Includes 300,000 Class A ordinary shares, $0.0001 par value, of the Issuer (“Class A Ordinary Shares”) and 2,500,000 Class B ordinary shares, $0.0001 par value, of the Issuer(“Class B Ordinary Shares” and together with the Class A Ordinary Shares, the “Shares”), which are automatically convertible into Class A Ordinary Shares at the time of the Issuer’s initial business combination, or at any time and from time to time at the option of the holder, on a one-for-one basis, subject to adjustment for share sub-divisions, share dividends, reorganizations, recapitalizations and the like, and as more fully described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-280230). Cantor EP Holdings, LLC (the “Sponsor”) is controlled by its sole member, Cantor Fitzgerald, L.P. (“Cantor”), which is controlled by its managing general partner, CF Group Management, Inc. (“CFGM”). CFGM indirectly has the sole voting and dispositive power of the Shares held by the Sponsor. Mr. Lutnick is the Chairman and Chief Executive Officer of CFGM and also the trustee of CFGM’s sole stockholder and accordingly may be deemed to have beneficial ownership of the Shares reported herein. Mr. Lutnick disclaims any ownership of the Shares reported herein other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

CUSIP No. G4491L104

1	Names of Reporting Person. Cantor Fitzgerald, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization

Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power (see Item 5 below) 2,800,000 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power (see Item 5 below) 2,800,000 (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,800,000 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 21.9%
14	Type of Reporting Person PN

(1)	Includes 300,000 Class A Ordinary Shares and 2,500,000 Class B Ordinary Shares. The Sponsor is controlled by its sole member, Cantor, which is controlled by its managing general partner, CFGM. CFGM indirectly has the sole voting and dispositive power of the Shares held by the Sponsor. Mr. Lutnick is the Chairman and Chief Executive Officer of CFGM and also the trustee of CFGM’s sole stockholder and accordingly may be deemed to have beneficial ownership of the Shares reported herein. Mr. Lutnick disclaims any ownership of the Shares reported herein other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

CUSIP No. G4491L104

1	Names of Reporting Person. CF Group Management, Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization

New York
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power (see Item 5 below) 2,800,000 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power (see Item 5 below) 2,800,000 (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,800,000 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 21.9%
14	Type of Reporting Person CO

(1)	Includes 300,000 Class A Ordinary Shares and 2,500,000 Class B Ordinary Shares. The Sponsor is controlled by its sole member, Cantor, which is controlled by its managing general partner, CFGM. CFGM indirectly has the sole voting and dispositive power of the Shares held by the Sponsor. Mr. Lutnick is the Chairman and Chief Executive Officer of CFGM and also the trustee of CFGM’s sole stockholder and accordingly may be deemed to have beneficial ownership of the Shares reported herein. Mr. Lutnick disclaims any ownership of the Shares reported herein other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

CUSIP No. G4491L104

1	Names of Reporting Person. Howard W. Lutnick
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization

United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power (see Item 5 below) 2,800,000 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power (see Item 5 below) 2,800,000 (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,800,000 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 21.9%
14	Type of Reporting Person IN

(1)	Includes 300,000 Class A Ordinary Shares and 2,500,000 shares of Class B Ordinary Shares. The Sponsor is controlled by its sole member, Cantor, which is controlled by its managing general partner, CFGM. CFGM indirectly has the sole voting and dispositive power of the Shares held by the Sponsor. Mr. Lutnick is the Chairman and Chief Executive Officer of CFGM and also the trustee of CFGM’s sole stockholder and accordingly may be deemed to have beneficial ownership of the Shares reported herein. Mr. Lutnick disclaims any ownership of the Shares reported herein other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

SCHEDULE 13D

This Schedule 13D is filed on behalf of Cantor EP Holdings, LLC, a Delaware limited liability company (the “Sponsor”), Cantor Fitzgerald, L.P., a Delaware limited partnership (“Cantor”), CF Group Management, Inc., a New York corporation (“CFGM”) and Howard W. Lutnick (collectively, the “Reporting Persons”).

Item 1.	Security and Issuer

Securities acquired: Class A ordinary shares, $0.0001 par value (“Class A Ordinary Shares”)

Issuer:	Cantor Equity Partners, Inc. (the “Issuer”)

110 East 59th Street

New York, New York 10022

Item 2.	Identity and Background

(a) This statement is filed by:

(i) the Sponsor, which is the holder of record of approximately 21.9% of the issued and outstanding ordinary shares of the Issuer (12,800,000) based on the number of Class A Ordinary Shares (10,300,000) and Class B ordinary shares, $0.0001 par value (“Class B Ordinary Shares” and together with the Class A Ordinary Shares, the “Ordinary Shares”) (2,500,000) outstanding as of August 14, 2024, as reported by the Issuer in Exhibit 99.1 to its Current Report on Form 8-K, filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on August 20, 2024;

(ii) Cantor, the sole member of the Sponsor;

(iii) CFGM, the managing general partner of Cantor; and

(iv) Howard W. Lutnick, the Chairman and Chief Executive of the Issuer, the Chairman and Chief Executive Officer of CFGM and also the trustee of CFGM’s sole stockholder.

All disclosures herein with respect to any Reporting Person are made only by such Reporting Person. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b) The address of the principal business and principal office of each of the Sponsor and Cantor is 110 East 59th Street, New York, New York 10022. The address of the principal business and principal office of each of CFGM and Mr. Lutnick is 499 Park Avenue, New York, New York 10022.

(c) The Sponsor’s principal business is to act as the Issuer’s sponsor. The principal business of Cantor is providing financial services, including an array of financial products and services in the equity, fixed income and foreign exchange capital markets. The principal business of CFGM is to act as the Managing General Partner of Cantor. The principal occupation of Mr. Lutnick, in addition to his duties as an officer and director of the Issuer, is to serve as Chief Executive Officer of Cantor, Chairman and Chief Executive Officer of BGC Group, Inc. (“BGC”), Chairman of Newmark Group, Inc. (“Newmark”) and Chairman and Chief Executive Officer of CFGM. In addition, Mr. Lutnick holds offices at various other affiliates of Cantor and provides services to the subsidiaries of Newmark, BGC and CFLP. Mr. Lutnick is also the trustee of CFGM’s sole stockholder.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) The Sponsor is a Delaware limited liability company. Cantor is a Delaware limited partnership. CFGM is a New York corporation. Mr. Lutnick is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate purchase price for the Ordinary Shares currently beneficially owned by the Reporting Persons was $3,025,000. The source of these funds was the working capital of Cantor.

Item 4.	Purpose of the Transaction

In November 2020, the Sponsor purchased an aggregate of 14,375,000 Class B Ordinary Shares of the Issuer for an aggregate purchase price of $25,000. On June 8, 2023 and February 21, 2024, the Sponsor surrendered, for no consideration, 7,906,250 and 3,593,750 Class B Ordinary Shares, respectively, which the Issuer cancelled, resulting in the Sponsor owning 2,875,000 Class B Ordinary Shares (up to 375,000 of which were subject to forfeiture by if the underwriters’ over-allotment option in connection with the Issuer’s initial public offering (the “IPO”) was not exercised in full). On August 14, 2024, 375,000 Class B Ordinary Shares were surrendered by the Sponsor to the Issuer for no consideration and cancelled because the underwriter notified the Issuer that it would not exercise its over-allotment option.

On August 14, 2024, simultaneously with the consummation of the Issuer’s IPO, the Sponsor purchased 300,000 Class A Ordinary Shares of the Issuer (the “Placement Shares”), at $10.00 per Placement Share, pursuant to a Private Placement Shares Purchase Agreement, dated August 12, 2024, by and between the Issuer and the Sponsor (the “Purchase Agreement”), as more fully described in Item 6 of this Schedule 13D, which information is incorporated herein by reference.

The Ordinary Shares owned by the Reporting Persons have been acquired for investment purposes. The Reporting Persons may make further acquisitions of the Ordinary Shares from time to time and, subject to certain restrictions, may dispose of any or all of the Ordinary Shares held by the Reporting Persons at any time depending on an ongoing evaluation of the investment in such Ordinary Shares, prevailing market conditions, other investment opportunities and other factors. However, such Ordinary Shares are subject to certain lock-up restrictions as further described in Item 6 below.

In order to finance transaction costs in connection with an intended initial business combination, the Sponsor has committed to provide $1,750,000 to the Issuer to fund the Issuer’s expenses relating to investigating and selecting a target business and other working capital requirements prior to the Issuer’s initial business combination.

The Issuer also issued to the Sponsor a promissory note in the amount of up to $1,500,000, as more fully described in Item 6 of this Schedule 13D, which information is incorporated herein by reference.

Except for the foregoing, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) and (c) through (j) of Item 4 of Schedule 13D.

With respect to paragraph (b) of Item 4, the Issuer is a blank check company incorporated as a Cayman Islands exempted company for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Under various agreements between the Issuer and the Reporting Persons as further described in Item 6 below, the Sponsor and Mr. Lutnick have agreed (A) to vote their shares in favor of any proposed initial business combination (except that any public shares such parties may purchase in compliance with the requirements of Rule 14e-5 under the Securities Exchange Act of 1934 (the “Exchange Act”) would not be voted in favor of approving the business combination transaction) and (B) not to redeem any shares in connection with a shareholder vote (or tender offer) to approve (or in connection with) a proposed initial business combination. The Reporting Persons may, at any time and from time to time, review or reconsider their position, change their purpose or formulate plans or proposals with respect to the Issuer.

Item 5.	Interest in Securities of the Issuer

(a)-(b) The aggregate number and percentage of Ordinary Shares beneficially owned by the Reporting Persons (on the basis of a total of 12,800,000 ordinary shares, including 10,300,000 Class A Ordinary Shares and 2,500,000 Class B Ordinary Shares, outstanding as of August 14, 2024, as reported by the Issuer in Exhibit 99.1 to its Current Report on Form 8-K, filed by the Issuer with the SEC on August 20, 2024) are as follows:

Sponsor
a)		Amount beneficially owned: 2,800,000	Percentage: 21.9%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	2,800,000
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	2,800,000
Cantor
a)		Amount beneficially owned: 2,800,000	Percentage: 21.9%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	2,800,000
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	2,800,000
CFGM
a)		Amount beneficially owned: 2,800,000	Percentage: 21.9%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	2,800,000
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	2,800,000
Howard W. Lutnick
a)		Amount beneficially owned: 2,800,000	Percentage: 21.9%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	2,800,000
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	2,800,000

The Sponsor is controlled by its sole member, Cantor, which is controlled by its managing general partner, CFGM. CFGM indirectly has the sole voting and dispositive power of the Ordinary Shares held by the Sponsor. Mr. Lutnick is the Chairman and Chief Executive Officer of CFGM and also the trustee of CFGM’s sole stockholder and accordingly may be deemed to have beneficial ownership of the Ordinary Shares reported herein. Mr. Lutnick disclaims any ownership of the Ordinary Shares reported herein other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

(c) None of the Reporting Persons has effected any transactions of the Ordinary Shares during the 60 days preceding the date of this report, except as described in Item 4 and Item 6 of this Schedule 13D which information is incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Private Placement Shares Purchase Agreement between the Issuer and Sponsor

On August 14, 2024, simultaneously with the consummation of the IPO, the Sponsor purchased 300,000 Placement Shares pursuant to the Purchase Agreement. The Placement Shares are subject to a lock up provision in the Purchase Agreement, which provides that such Placement Shares shall not be transferable, saleable or assignable until 30 days after the consummation of the Issuer’s initial business combination, subject to certain limited exceptions as described in the Insider Letter (as defined below).

The description of the Purchase Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.5 to the Current Report on Form 8-K filed by the Issuer with the SEC on August 14, 2024 (and is incorporated by reference herein as Exhibit 10.1).

Insider Letter

On August 12, 2024, in connection with the IPO, the Issuer, the Sponsor and certain other parties thereto entered into a letter agreement (the “Insider Letter”). Pursuant to the Insider Letter, the Sponsor agreed (A) to vote its Class B Ordinary Shares and Placement Shares in favor of any proposed business combination (except that any public shares such parties may purchase in compliance with the requirements of Rule 14e-5 under the Exchange Act would not be voted in favor of approving the business combination transaction), (B) not to propose an amendment to the Issuer’s Amended and Restated Memorandum and Articles of Association that would modify the substance or delay the timing of the Issuer’s obligation to allow redemption in connection with the Issuer’s initial business combination or to redeem 100% of the public shares sold in the IPO, if the Issuer does not consummate a business combination within 24 months (or (i) such earlier period approved by the board of directors of the Issuer or (ii) such later period approved by the Issuer’s shareholders) from the completion of the IPO, unless the Issuer provides the holders of public shares with the opportunity to redeem such shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Issuer’s trust account set up in connection with the IPO (the “Trust Account”), (C) not to redeem any Class B Ordinary Shares and Placement Shares into the right to receive cash from the Trust Account in connection with a shareholder vote to approve the Issuer’s proposed initial business combination, and (D) that the Class B Ordinary Shares and Placement Shares shall not participate in any liquidating distribution upon winding up if a business combination is not consummated. The Sponsor also agreed that in the event of the liquidation of the Trust Account, it will indemnify and hold harmless the Issuer against any and all loss, liability, claims, damage and expense whatsoever which the Issuer may become subject to as a result of any claim by any vendor or other person who is owed money by the Issuer for services rendered or products sold to or contracted for the Issuer, or by any target business with which the Issuer has discussed entering into a transaction agreement, but only to the extent necessary to ensure that such loss, liability, claim, damage or expense does not reduce the amount of funds in the Trust Account; provided that such indemnity shall not apply if such vendor or prospective target business executes an agreement waiving any claims against the Trust Account.

The description of the Insider Letter is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.1 to the Form 8-K filed by the Issuer with the SEC on August 14, 2024 (and is incorporated by reference herein as Exhibit 10.2).

Registration Rights Agreement

On August 12, 2024, in connection with the IPO, the Issuer and the Sponsor entered into a registration rights agreement with the Issuer, pursuant to which the Sponsor was granted certain demand and “piggyback” registration rights, which will be subject to customary conditions and limitations, including the right of the underwriters of an offering to limit the number of shares offered. The summary of such registration rights agreement contained herein is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.3 to the Form 8-K filed by the Issuer with the SEC on August 14, 2024 (and is incorporated by reference herein as Exhibit 10.3).

Expense Advance Agreement and Related Promissory Note

On August 12, 2024, in connection with the IPO, the Issuer and the Sponsor entered into an expense advance agreement, pursuant to which the Sponsor has committed to provide $1,750,000 to the Issuer to fund the Issuer’s expenses relating to investigating and selecting a target business and other working capital requirements prior to the Issuer’s initial business combination. The summary of such expense advance agreement contained herein is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.4 to the Form 8-K filed by the Issuer with the SEC on August 14, 2024 (and is incorporated by reference herein as Exhibit 10.4).

As contemplated by the Expense Advance Agreement, on August 14, 2024, the Issuer issued a promissory note to the Sponsor. The principal of the note is $1,750,000 and the note is interest free. The note is payable upon the Issuer’s initial business combination. The summary of such promissory note contained herein is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.6 to the Form 8-K filed by the Issuer with the SEC on August 14, 2024 (and is incorporated by reference herein as Exhibit 10.5).

Sponsor Loan

On August 14, 2024, in connection with the IPO, the Issuer issued to the Sponsor a promissory note in the amount of up to $1,500,000.

The Sponsor agreed to lend to the Issuer up to $1,500,000 under this promissory note, which will be drawn by the Issuer in connection with the consummation of its business combination, an extension of time for the Issuer to consummate a business combination or its liquidation (each, a “Redemption Event”), such that an amount equal to $0.15 per public share being redeemed in connection with the applicable Redemption Event will be added to the Trust Account and paid to the holders of the applicable redeemed shares on such Redemption Event. Upon consummation of the Issuer initial business combination, the outstanding amounts under the promissory note will be repaid by the Issuer. If the Issuer is unable to consummate an initial business combination, the outstanding amounts under the promissory note would be repaid only out of funds held outside of the Trust Account.

Item 7.	Material to be Filed as Exhibits

Exhibit 10.1	Private Placement Shares Purchase Agreement, dated as of August 12, 2024, by and between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by the Issuer with the SEC on August 14, 2024).

Exhibit 10.2

Insider Letter, dated as of August 12, 2024, by and between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on August 14, 2024).

Exhibit 10.3

Registration Rights Agreement, dated as of August 12, 2024, by and between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer with the SEC on August 14, 2024).

Exhibit 10.4	Expense Advance Agreement, dated August 12, 2024, by and between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer with the SEC on August 14, 2024).

Exhibit 10.5

Promissory Note, dated August 14, 2024, by and between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K filed by the Issuer with the SEC on August 14, 2024)

Exhibit 10.6

Promissory Note, dated August 14, 2024, by and between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.8 to the Current Report on Form 8-K filed by the Issuer with the SEC on August 14, 2024)

Exhibit 99.1	Joint Filing Agreement, dated August 21, 2024, by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 21, 2024	CANTOR EP HOLDINGS, LLC

	By:	/s/ Howard W. Lutnick
		Name:	Howard W. Lutnick
		Title:	Chairman and Chief Executive Officer

Date: August 21, 2024	CANTOR FITZGERALD, L.P.

	By:	/s/ Howard W. Lutnick
		Name:	Howard W. Lutnick
		Title:	Chairman and Chief Executive Officer

Date: August 21, 2024	CF GROUP MANAGEMENT, INC.

	By:	/s/ Howard W. Lutnick
		Name:	Howard W. Lutnick
		Title:	Chairman and Chief Executive Officer

Date: August 21, 2024		/s/ Howard W. Lutnick
Howard W. Lutnick

[Signature Page to Schedule 13D dated August 21, 2024 filed by Cantor EP Holdings, LLC, Cantor Fitzgerald, L.P., CF Group Management, Inc. and Howard W. Lutnick – Cantor Equity Partners, Inc.]